
2002
Corporate
Express
A Buhrmann Company

Fourth quarter report 2001

As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 11.0 billion with approximately 27,000 employees in 30 countries.

Buhrmann

Leaders in business services and distribution

Fourth quarter report 2001

in millions of euro	4th quarter			January-December		
	2001	2000	▲	2001	2000	▲
Net sales	2,710	2,629	+3%	10,408	9,603	+8%
EBITDA**	147	205	-28%	517	659	-22%
Net profit*	64	90	-29%	162	266	-39%
Net extraordinary result	(10)	(10)		(40)	10	
in euro						
Net profit* per ordinary share (fully diluted), before amortisation of goodwill	0.40	0.70	-43%	1.02	2.10	-51%
Dividend per ordinary share				0.16	0.60	-74%

* Net profit on operations before amortisation of goodwill

** Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill)

SUMMARY – FULL YEAR 2001

- Full year net profit on operations before amortisation of goodwill totalled EUR 162 million, including the effect of an unforeseen EUR 7 million reduction of a tax expense. Including this effect, net profit per share, before amortisation of goodwill and excluding extraordinary items, totalled EUR 1.02 (fully diluted). Excluding the tax reassessment, net profit per share before amortisation of goodwill amounted to EUR 0.97.
- A dividend of EUR 0.16 per ordinary share (2000: EUR 0.60) will be proposed to the Annual General Meeting of Shareholders, which will be held on Thursday 2 May 2002. This is in line with Buhrmann's policy aimed at achieving an average long-term pay-out rate of around 35% of the net result available to holders of ordinary shares. At the choice of each shareholder the dividend will be paid either fully in cash or in the form of shares.
- Focused working capital management resulted into a considerably improved cash flow from operational activities, rising to EUR 469 million (2000: EUR 66 million).
- Total sales increased by 8% to EUR 10,408 million in 2001. The increase can be attributed entirely to acquisitions. Excluding the effects of acquisitions and currency exchange rate movements, sales were level with the previous year.
- Cost reductions yielded an estimated

EUR 27 million this year and will result in annualised savings of EUR 55 million.

- We succeeded in further strengthening our market positions, aided by the acquisitions of the office products divisions of USOP and Samas.
- Net profit (after amortisation of goodwill and extraordinary items) amounts to EUR 55 million (2000: EUR 221 million).

SUMMARY – FOURTH QUARTER 2001

- Market circumstances remained difficult in the fourth quarter of 2001. Depressed sales volumes, the continued shift in the sales mix towards a larger proportion of lower margin product categories, and the lower capacity utilisation of our infrastructure had a negative impact on our operating result.
- The slowdown of general business activity is reflected in the organic decrease in sales of 4%, while total net sales increased by 3% to EUR 2,710 million. The increase can be attributed to acquisitions. Currency exchange rate movements had a negative effect of 2%.
- Aided by rigorous working capital management, cash flow from operational activities improved from EUR 109 million in the fourth quarter of 2000 to EUR 292 million in the fourth quarter of 2001.
- As previously announced, an extra-ordinary charge of EUR 10 million was taken in the fourth quarter, relating to the integration of the acquired Samas activities and the divestment of an office products subsidiary in the Netherlands.

OUTLOOK 2002

Based on the expectation that market circumstances will not further deteriorate and that there will be some improvement in the second part of the year, we expect a slight organic increase in sales in our Office Products Divisions in the course of the year. Sales volumes in the Paper Merchanting Division are expected to grow slowly, with paper prices remaining relatively stable. In line with expectations, sales and operating profit of the Graphic Systems Division will be lower, due to the decreased willingness of companies in the graphic arts industry to make capital investments. The full-year impact of the inclusion of acquisitions, realised cost-synergies and structural expense savings will have a positive effect on the Group's results.

Overall net profit per share* is expected to be lower in the first quarter of this year, compared with the first quarter of 2001. However, barring unforeseen circumstances and a further deterioration of the economy in our major markets, we reiterate that we expect net profit on operations for 2002 - before amortisation of goodwill and excluding extraordinary items - to be higher than in 2001.

CEO's statement

Commenting on the developments in 2001, Buhrmann CEO Frans Koffrie said: "The year 2001 has been marked by disappointing results for Buhrmann and for our shareholders. We faced a severe reduction of business activities in our major markets. In spite of that softness, we had outstanding cash generation and succeeded in making two significant acquisitions, which position us well for the future. Also, we successfully lowered

our cost base and launched the next generation eCommerce platforms. The cost reductions and the synergies from acquisitions will contribute to improved results in 2002."

ECOMMERCE

Internet sales for the Group reached an annual run rate of EUR 1.2 billion, representing more than 11% of the group's net sales. Our eCommerce investments gained momentum in 2001. Much of the development work in realising the benefits of our next generation system for our office products activities in North America is complete and we expect full rollout of this system during 2002. After initial rollout in North America, and based on our experiences the technology will be applied to enhance our Office Products Europe Division's eCommerce capability.
The other Buhrmann activities, Paper Merchanting and Graphic Systems, completed the development of their joint eCommerce tool, which is integrated with our various back-office applications. Today, eleven group companies in the Paper Merchanting and the Graphic Systems Divisions have implemented the new system and started to bring their customers on-line. The proportion of revenues originating from Internet-based sales shows a promising increase.

Internet Sales


350
300
250
200
150
100
50
0
internet sales (millions of euros)
12
10
8
6
4
2
0
% of total sales
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Internet sales
% of total sales

CASH FLOW AND FINANCING

Cash flow from operating activities increased significantly to EUR 469 million in 2001, from EUR 66 million for 2000.
In the fourth quarter we amended some of the terms and conditions of our Senior Credit Facility to ensure continued financial flexibility in the future.
The cash interest cover (EBITDA/cash interest charge) over 2001 was 2.7.



Office Products North America
The USOP acquisition greatly improved our market leadership position, because it immediately provided direct access to a growing market of medium-sized businesses in the United States.

RESULTS BY DIVISION

OFFICE PRODUCTS NORTH AMERICA

in millions of euro	4th quarter		January-December	
	2001	2000	**2001**	2000
Net sales	**1,338**	1,260	**5,221**	4,703
Added value	**351**	365	**1,388**	1,354
EBITA	**60**	98	**242**	333
Capital employed (average)	**932**	995	**950**	837

As a result of the USOP acquisition, fourth quarter sales increased 6% compared to the same period of 2000 to EUR 1,338 million. The weakened market conditions caused the slowdown of business activities to exacerbate in the fourth quarter, which is reflected in the organic decline in sales by 4%. The furniture segment of the business was affected the most. Computer supplies sales, however, continued to increase. Fourth quarter operating result (EBITA) totalled EUR 60 million (2000: EUR 98 million).

The increased cost-awareness of our customers, combined with the almost instantaneous reaction capabilities of our eCommerce systems enabled our customers to swiftly cut office products spending. A significant swing away from off-contract purchasing to purchasing restricted to contract items only, which typically generate lower margins, occurred in the first half of the year particularly. Towards the end of the year, this trend is gradually being reversed.

The USOP acquisition greatly improved our market leadership position, because it immediately provided direct access to a growing market of medium-sized businesses in the United States. Synergies are arising from the integration of administrative, marketing, and support services functions, improved purchasing scale benefits, and the rationalisation of warehouses and distribution facilities. This integration of warehouses and distribution facilities was 95 percent complete by December 2001.

Including the effect of the USOP acquisition, which was effected in May

2001, net sales for the full year increased 11% (8% in US dollars) to EUR 5,221 million. Organically, sales for the full year were level with 2000. Sales in the software distribution activities showed a robust increase. The increase in added value by 3% to EUR 1,388 million is largely attributable to the USOP acquisition, offsetting a change in the sales mix predominantly from office supplies to lower margin software products.

OFFICE PRODUCTS EUROPE / AUSTRALIA

in millions of euro	4th quarter		January-December	
	2001	2000	**2001**	2000
Net sales	**403**	356	**1,496**	1,330
Added value	**106**	94	**398**	357
EBITA	**21**	15	**53**	41
Capital employed (average)	**243**	230	**233**	226

Fourth quarter sales were up 13% to EUR 403 million in 2001 (2000: EUR 356 million). The effects of the economic slowdown in Europe in the fourth quarter caused a stagnation in the sales of traditional office supplies. A sales decline occurred in the copiers and furniture segments of the business. In order to improve the overall gross margin, focused initiatives were launched to increase the share of private label products in the total sales mix of office supplies, and marketing effort aimed at medium-sized customers have been intensified. Despite the fact that top accounts spent less than in the previous year and staff cutbacks are still occurring, the Australian and New Zealand operations continued their strong sales and earnings performance. Total operating result for the combined Office Products Europe and Australia Divisions was up to EUR 21 million in the fourth quarter.

The 12% increase in total net sales for the full year 2001 can be attributed almost entirely to the Samas acquisition and the Australia/New Zealand operations. Sales in office supplies showed a modest growth, while they dropped in the copiers and furniture segments of the business, reflecting general customer hesitation in Europe. Including the effect of the divestment of Buhrmann's existing office products activities in the Netherlands, the acquisition of Samas Office Supplies contributed significantly to the Division's sales. In the UK three warehouses are being consolidated into one central site in Birmingham. In the Netherlands, the former ASPA office supplies business was re-named Corporate Express. A brand awareness and sales campaign was launched on 1 February 2002. The integration activities in Ireland and Germany are also progressing well.



Office Products Europe / Australia
Despite the fact that top accounts spent less than in the previous year and staff cutbacks are still occurring, the Australian and New Zealand operations continued their strong sales and earnings performance.

The full year operating result of the Office Products Europe and Australia Divisions combined increased 29% to EUR 53 million, representing 13% of Buhrmann's EBITA. The inclusion of earnings from the acquired Samas office supplies division as of April, a continued excellent earnings performance of Corporate Express Australia, and realised cost reductions were the main drivers of this growth.


motif

Paper Merchanting

Sales in office papers sector were stable to somewhat higher.

PAPER MERCHANTING				
in millions of euro	4th quarter		January-December	
	2001	2000	**2001**	2000
Net sales	**783**	825	**3,126**	3,014
Added value	**119**	138	**475**	487
EBITA	**28**	39	**93**	130
Capital employed (average)	**676**	686	**688**	628

Overall sales in the fourth quarter decreased by 6% organically. Total net sales were EUR 783 million (fourth quarter 2000: EUR 825 million). Lower volumes were the main cause behind the decrease in sales in the fourth quarter, especially in the commercial print sector where the demand for coated papers remained weak. Sales in office papers sector were stable to somewhat higher. The adverse change in product mix from stock sales to indent sales continued to put pressure on margins. Thanks to the cost-cutting measures taken in 2001, total expenses were 3% lower compared to the fourth quarter of 2000 on a comparable basis.

We succeeded in further strengthening our market positions in most European countries. On a comparable basis, volumes for the full year decreased by 4%, which could be compensated by higher average prices. Organically, sales were on the same level as last year. Net sales for the full year were up by 4% to EUR 3,126 million. The margin decline is mainly caused by a product mix shift towards indent sales (paper ordered through merchants, but delivered directly from the mills). Full year EBITA for the Paper Merchanting Division totalled EUR 93 million, representing 23% of Buhrmann's total EBITA.



Graphic Systems

As anticipated, the order inflow fell back, reflecting hesitance among customers to make new capital investments.

GRAPHIC SYSTEMS				
in millions of euro	4th quarter		January-December	
	2001	2000	2001	2000
Net sales	**186**	188	**565**	556
Added value	**44**	49	**135**	143
EBITA	**20**	23	**38**	50
Capital employed (average)	**109**	107	**108**	95

Compared to the previous year, fourth quarter sales were down 1% to EUR 186 million. The demand for new printing presses continued to be lower in the fourth quarter than in the previous year, as did the over-supply of used machines. As anticipated, the order inflow fell back, reflecting hesitance among customers to make new capital investments, and reluctance of financing companies to provide them with the necessary funding. As expected, the order portfolio further decreased in the fourth quarter. Fourth quarter operating result (EBITA) totalled EUR 20 million, which was EUR 3 million less than in the previous year.
Net sales increased 2% to EUR 565 million for the full year. Added value in the division decreased, due to overall lower margins, partly offset by an increase in sales of spare parts, supplies and services, which have higher margins. The Division continues its focus on reducing the effects of the cyclical nature of the printing equipment market on its business through expansion of its services, supplies and spare parts activities (the "3Ss"). In 2001, the gross margin of the "3 Ss" covered 53 % of total cost of the entire Graphic Systems Division, up from 52% in 2000. Full year operating result for the Graphic Systems Division (9% of Buhrmann's total EBITA) amounted to EUR 38 million.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euro	4th quarter		January-December	
	2001	2000	2001	2000
Net sales	**2,710**	**2,629**	**10,408**	**9,603**
Cost of sales	(2,090)	(1,983)	(8,012)	(7,262)
Added value	**620**	**646**	**2,396**	**2,341**
Operating costs	(473)	(441)	(1,879)	(1,682)
EBITDA	**147**	**205**	**517**	**659**
Depreciation	(22)	(32)	(109)	(113)
EBITA	**125**	**173**	**408**	**546**
Amortisation of goodwill	(17)	(15)	(67)	(55)
Operating result (EBIT)	**108**	**158**	**341**	**491**
Net financing costs	(50)	(59)	(210)	(221)
Result on ordinary operations before tax	58	99	131	270
Taxes	(9)	(24)	(24)	(55)
Other financial results	0	3	(3)	5
Minority interests	(2)	(3)	(9)	(9)
Net result on ordinary operations	**47**	**75**	**95**	**211**
Extraordinary result net	(10)	(10)	(40)	10
Net result	**37**	**65**	**55**	**221**
Net result on ordinary operations before amortisation of goodwill	**64**	**90**	**162**	**266**
Ratios				
Added value as a % of net sales	22.9%	24.6%	23.0%	24.4%
EBITDA as a % of net sales	5.4%	7.8%	5.0%	6.9%
EBITA as a % of net sales	4.6%	6.6%	3.9%	5.7%
EBIT as a % of net sales	4.0%	6.0%	3.3%	5.1%

NET RESULT PER SHARE BASIC

in millions of euro	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Net result from ordinary operations	47	75	95	211
Dividend preference shares	(8)	(8)	(34)	(33)
Net result on ordinary operations for ordinary shares	**39**	**67**	**61**	**178**
Average number of ordinary shares (x 1,000)	131,342	102,012	123,759	98,790
Per ordinary share in euros				
• Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.42	0.80	1.03	2.35
• Net result from ordinary operations available to holders of ordinary shares after amortisation of goodwill	0.29	0.65	0.49	1.80

NET RESULT PER SHARE FULLY DILUTED

in millions of euro	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Net result from ordinary operations	47	75	95	211
Dividend preference shares	(3)	(3)	(14)	(14)
Net result on ordinary operations for ordinary shares	**44**	**72**	**81**	**197**
Average number of ordinary shares (x 1,000)	153,234	122,915	145,652	119,692
Per ordinary share in euros				
• Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.40	0.70	1.02	2.10
• Net result from ordinary operations available to holders of ordinary shares after amortisation of goodwill	0.28	0.58	0.55	1.64

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Operating result on a cash basis	**149**	**192**	**530**	**630**
(Increase) / decrease in inventories	31	(35)	85	(106)
(Increase) / decrease in trade receivables	50	(118)	208	(230)
Increase / (decrease) in trade creditors	180	199	(19)	207
(Increase) / decrease in other receivables and liabilities	(69)	(50)	(67)	(165)
(Increase) / decrease in working capital	**192**	**(4)**	**207**	**(294)**
Financial payments	(52)	(67)	(229)	(250)
Other operational payments	3	(12)	(39)	(20)
Cash flow from operational activities	**292**	**109**	**469**	**66**
Investments in tangible fixed assets	(21)	(63)	(127)	(122)
Acquisitions, integration and divestments	(55)	(91)	(639)	(195)
Available cash flow	**216**	**(45)**	**(297)**	**(251)**
Cash flow from financing activities	(163)	(37)	420	163
Net cash flow	**53**	**(82)**	**123**	**(88)**

CONSOLIDATED BALANCE SHEET

in millions of euro	31 December 2001	31 December 2000
Fixed assets	4,032	3,310
Current assets	2,986	3,051
Cash	99	57
Total assets	**7,117**	**6,418**
Group equity		
Shareholders' equity	2,634	1,855
Other group equity	37	32
	2,671	**1,887**
Provisions	445	382
Long-term loans	2,059	2,070
Current liabilities, interest bearing	44	195
Current liabilities, not interest bearing	1,898	1,884
Total liabilities	**7,117**	**6,418**
Interest-bearing net-debt	2,004	2,208

FINANCIAL RATIOS

	31 December 2001	31 December 2000
Interest cover (EBITDA / Cash interest)	2.7	3.2
Group equity in % of total assets	37.5%	29.4%
Interest-bearing debt in % of group equity	75.0%	117.0%
Basic number of ordinary shares outstanding (x 1,000)	131,342	102,014
Basic shareholders' equity per share (in euros)	15.70	12.85
Fully diluted number of ordinary shares outstanding (x 1,000)	153,234	124,334
Fully diluted shareholders' equity per share (in euros)	15.96	13.46

EQUITY RECONCILIATION

in millions of euro

Shareholders' equity as per 31 December 2000	**1,855**
Net result 2001 year to date	55
Reversal dividend accrual 2000	75
Dividend 2000 payment	(60)
Net proceeds issue ordinary shares	665
Accrual dividend Preference shares A 2001	(14)
Translation differences	58
Shareholders' equity as per 31 December 2001	**2,634**

AVERAGE CAPITAL EMPLOYED

in millions of euro	4th quarter		January-December	
	2001	2000	2001	2000
Office Products North America	932	995	950	837
Office Products Europe/Australia	243	230	233	226
Paper Merchanting	676	686	688	628
Graphic Systems	109	107	108	95
Other activities and holdings	(52)	(20)	(87)	(57)
Buhrmann, excluding goodwill	**1,908**	**1,998**	**1,892**	**1,729**
Goodwill	2,645	2,189	2,554	2,049
Buhrmann, including goodwill	**4,553**	**4,187**	**4,446**	**3,778**

ROCE (IN %)

	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	25.8%	39.4%	25.5%	39.8%
Office Products Europe/ Australia	34.6%	26.1%	22.7%	18.1%
Paper Merchanting	16.6%	22.7%	13.5%	20.7%
Graphic Systems	73.4%	86.0%	35.2%	52.6%
Buhrmann, excluding goodwill	**26.2%**	**34.6%**	**21.6%**	**31.6%**
Buhrmann, including goodwill	**9.5%**	**15.1%**	**7.7%**	**13.0%**

NUMBER OF EMPLOYEES

	31 December 2001	31 December 2000
Office Products North America	14,240	13,262
Office Products Europe/Australia	6,228	6,100
Paper Merchanting	5,519	5,666
Graphic Systems	1,176	1,198
Holdings	72	70
Buhrmann	**27,235**	**26,296**

FIGURES PER DIVISION

NET SALES

in millions of euro	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	1,338	1,260	5,221	4,703
Office Products Europe/Australia	403	356	1,496	1,330
Paper Merchanting	783	825	3,126	3,014
Graphic Systems	186	188	565	556
Buhrmann Total	**2,710**	**2,629**	**10,408**	**9,603**

ADDED VALUE

in millions of euro	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	351	365	1,388	1,354
Office Products Europe/Australia	106	94	398	357
Paper Merchanting	119	138	475	487
Graphic Systems	44	49	135	143
Buhrmann Total	**620**	**646**	**2,396**	**2,341**

ADDED VALUE AS A % OF NET SALES

	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	26.2%	29.0%	26.6%	28.8%
Office Products Europe/Australia	26.3%	26.4%	26.6%	26.8%
Paper Merchanting	15.2%	16.7%	15.2%	16.2%
Graphic Systems	23.7%	26.1%	23.9%	25.7%
Buhrmann Total	**22.9%**	**24.6%**	**23.0%**	**24.4%**

OPERATING RESULT (EBITA/EBIT)

in millions of euro	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	60	98	242	333
Office Products Europe/Australia	21	15	53	41
Paper Merchanting	28	39	93	130
Graphic Systems	20	23	38	50
Holdings	(4)	(2)	(18)	(8)
EBITA	**125**	**173**	**408**	**546**
Goodwill	(17)	(15)	(67)	(55)
EBIT	**108**	**158**	**341**	**491**

ROS-% (EBITA / EBIT AS A % OF NET SALES)

	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	4.5%	7.8%	4.6%	7.1%
Office Products Europe/Australia	5.2%	4.2%	3.5%	3.1%
Paper Merchanting	3.6%	4.7%	3.0%	4.3%
Graphic Systems	10.8%	12.2%	6.7%	9.0%
Holdings *)	(0.1%)	(0.1%)	(0.2%)	(0.1%)
Buhrmann before amortisation of goodwill (EBITA)	**4.6%**	**6.6%**	**3.9%**	**5.7%**
Buhrmann after amortisation of goodwill (EBIT)	**4.0%**	**6.0%**	**3.3%**	**5.1%**

*) Holding EBITA as a % of total net sales

ORGANIC GROWTH OF SALES

	4th quarter 2001	4th quarter 2000	January-December 2001	January-December 2000
Office Products North America	(4%)	3%	0%	4%
Office Products Europe/Australia	(2%)	6%	4%	6%
Paper Merchanting	(6%)	14%	0%	16%
Graphic Systems	(2%)	20%	1%	6%
Buhrmann Total	**(4%)**	**7%**	**0%**	**8%**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euro	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	**2,710**	**2,580**	**2,670**	**2,448**	**2,629**	**2,337**	**2,373**	**2,264**
Cost of sales	(2,090)	(1,979)	(2,063)	(1,880)	(1,983)	(1,762)	(1,802)	(1,715)
Added value	**620**	**601**	**607**	**568**	**646**	**575**	**571**	**549**
Operating costs	(473)	(488)	(486)	(432)	(441)	(422)	(413)	(406)
EBITDA	**147**	**113**	**121**	**136**	**205**	**153**	**158**	**143**
Depreciation	(22)	(30)	(30)	(27)	(32)	(28)	(27)	(26)
EBITA	**125**	**83**	**91**	**109**	**173**	**125**	**131**	**117**
Amortisation of goodwill	(17)	(17)	(18)	(15)	(15)	(14)	(13)	(13)
Operating result (EBIT)	**108**	**66**	**73**	**94**	**158**	**111**	**118**	**104**
Net financing costs	(50)	(54)	(55)	(51)	(59)	(53)	(56)	(53)
Result on ordinary operations before tax	58	12	18	43	99	58	62	51
Taxes	(9)	(3)	(3)	(9)	(24)	(10)	(12)	(9)
Other financial results	0	(1)	(2)	0	3	1	1	0
Minority interests	(2)	(3)	(2)	(2)	(3)	(2)	(2)	(2)
Net result on ordinary operations	**47**	**5**	**11**	**32**	**75**	**47**	**49**	**40**
Extraordinary result net	(10)	0	(50)	20	(10)	0	20	0
Net result	37	5	(39)	52	65	47	69	40
Net result on ordinary operations before amortisation of goodwill	**64**	**22**	**29**	**47**	**90**	**61**	**62**	**53**
Ratios								
Added value as a % of net sales	22.9%	23.3%	22.7%	23.2%	24.6%	24.6%	24.1%	24.2%
EBITDA as a % of net sales	5.4%	4.4%	4.5%	5.6%	7.8%	6.5%	6.7%	6.3%
EBITA as a % of net sales	4.6%	3.2%	3.4%	4.5%	6.6%	5.3%	5.5%	5.2%
EBIT as a % of net sales	4.0%	2.6%	2.7%	3.8%	6.0%	4.7%	5.0%	4.6%

FIGURES PER DIVISION

NET SALES

in millions of euro	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	1,338	1,334	1,373	1,176	1,260	1,147	1,192	1,104
Office Products Europe/Australia	403	387	384	322	356	328	322	324
Paper Merchanting	783	743	776	824	825	748	731	710
Graphic Systems	186	116	137	126	188	114	128	126
Buhrmann Total	**2,710**	**2,580**	**2,670**	**2,448**	**2,629**	**2,337**	**2,373**	**2,264**

OPERATING RESULT (EBITA/EBIT)

in millions of euro	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	60	54	60	68	98	82	78	75
Office Products Europe/Australia	21	13	8	11	15	9	10	7
Paper Merchanting	28	17	20	28	39	28	33	30
Graphic Systems	20	4	7	7	23	7	11	9
Holdings	(4)	(5)	(4)	(5)	(2)	(1)	(1)	(4)
EBITA	**125**	**83**	**91**	**109**	**173**	**125**	**131**	**117**
Goodwill	(17)	(17)	(18)	(15)	(15)	(14)	(13)	(13)
EBIT	**108**	**66**	**73**	**94**	**158**	**111**	**118**	**104**

AVERAGE CAPITAL EMPLOYED

in millions of euro	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	932	954	1,034	925	995	865	765	714
Office Products Europe/Australia	243	245	249	199	230	234	235	212
Paper Merchanting	676	683	707	693	686	616	593	599
Graphic Systems	109	114	108	106	107	104	86	82
Other activities and holdings	(52)	(73)	(103)	(122)	(20)	9	(45)	(133)
Buhrmann, excluding goodwill	**1,908**	**1,923**	**1,995**	**1,801**	**1,998**	**1,828**	**1,634**	**1,474**
Goodwill	2,645	2,695	2,648	2,212	2,189	2,081	1,995	1,920
Buhrmann, including goodwill	**4,553**	**4,618**	**4,643**	**4,013**	**4,187**	**3,909**	**3,629**	**3,394**

ROCE (IN %)

	2001 Q4	2001 Q3	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1
Office Products North America	25.8%	22.6%	23.2%	29.4%	39.4%	37.9%	40.8%	42.0%
Office Products Europe/ Australia	34.6%	21.2%	12.9%	22.1%	26.1%	15.4%	17.0%	13.2%
Paper Merchanting	16.6%	10.0%	11.3%	16.2%	22.7%	18.2%	22.3%	20.0%
Graphic Systems	73.4%	14.0%	25.9%	26.4%	86.0%	26.9%	51.2%	43.9%
Buhrmann, excluding goodwill	**26.2%**	**17.3%**	**18.2%**	**24.2%**	**34.6%**	**27.4%**	**32.1%**	**31.8%**
Buhrmann, including goodwill	**9.5%**	**5.7%**	**6.3%**	**9.4%**	**15.1%**	**11.4%**	**13.0%**	**12.3%**

NET RESULT PER SHARE BASIC

	2001 Q4	2001 Q3	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1
Average number of ordinary shares (x 1,000)	131,342	131,342	130,330	102,025	102,012	101,974	96,003	95,170
Per ordinary share in euros								
• Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.42	0.11	0.16	0.37	0.80	0.52	0.57	0.47
• Net result from ordinary operations available to holders of ordinary shares after amortisation of goodwill	0.29	(0.03)	0.02	0.23	0.65	0.38	0.43	0.34

NET RESULT PER SHARE FULLY DILUTED

	2001 Q4	2001 Q3	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1
Average number of ordinary shares (x 1,000)	153,234	152,863	152,242	123,555	122,915	122,652	117,662	115,774
Per ordinary share in euros								
• Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.40	0.13	0.17	0.35	0.70	0.47	0.50	0.42
• Net result from ordinary operations available to holders of ordinary shares after amortisation of goodwill	0.28	0.01	0.05	0.23	0.58	0.35	0.39	0.32

DISCLAIMER

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, including Samas and the office products activities of US Office Products Company, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on June 27, 2001 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

ADDITIONAL NOTE

Buhrmann NV's accounting policies did not change compared with the principles applied in the company's financial statements for 2000. The figures included in this report were not audited by the external accountant.

Cover

Our eCommerce investments gained momentum in 2001. The proportion of revenues originating from Internet-based sales shows a promising increase. Despite this progress, the office products source book of Corporate Express still plays an important role.

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands
Telephone 31 (0)20 651 11 11
Fax 31 (0)20 651 10 00
www.buhrmann.com

Printed on Hello Matt, 150 gsm

DISCLAIMER

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, including Samas and the office products activities of US Office Products Company, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on June 27, 2001 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

ADDITIONAL NOTE

Buhrmann NV's accounting policies did not change compared with the principles applied in the company's financial statements for 2000. The figures included in this report were not audited by the external accountant.

Cover

Our eCommerce investments gained momentum in 2001. The proportion of revenues originating from Internet-based sales shows a promising increase. Despite this progress, the office products source book of Corporate Express still plays an important role.

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands
Telephone 31 (0)20 651 11 11
Fax 31 (0)20 651 10 00
www.buhrmann.com

Printed on Hello Matt, 150 gsm